UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of November 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: November 10th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral reports on Cardiff-2 Testing and other Operations

Wellington, New Zealand – November 10, 2005 --/PRNewswire/-- Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

Cardiff-2A Testing Results and Future Activity (Austral 36.5%, operator)

Initial testing operations have now been completed at Cardiff-2A with three Kapuni gas zones having been jointly tested, namely (from shallowest to deepest) the McKee Sands, the K1A Sands and the K3E Sands.

The McKee Sands have consistently flowed gas at rates of 1-1.5 million cubic feet per day with an average 27% CO2 content and 30-35 barrels per million cubic feet of condensate (light oil). The flow rates were inhibited by water production from the K1A, which loads down the well stream, and by being flowed to surface through the 4 1/2” tubing used for the fraccing operation, which is not an optimal gas lift configuration.

The K1A Sands appear to be producing substantial amounts of formation water with some gas. The water weights the well-stream and inhibits the flow potential of all zones.

The K3E Sands have not flowed to the potential indicated by electric logs and by their early performance immediately after being perforated and hydraulically ‘fracced’. The reasons for this are not obvious at present.

A work-over of the Cardiff well to pull the 4 1/2” tubing and replace it with 2 7/8” production tubing and a packer assembly which can isolate each zone, will be conducted when rig and equipment are available, pending which the well has been suspended. The work-over will be designed to enable each zone to be flowed independently, and will optimize gas lift and remove the inhibitory effect of water loading.

CEO Dave Bennett said “We have a genuine discovery in the McKee Sands, which have good reserve potential across the whole structure. We are confident that a re-completion of the well will result in commercial flow rates from the McKee, substantially better than those we have achieved to date. With respect to the deeper zones, the K1A is unlikely to be pursued further in this well, and will be isolated so that it does not impede the other zones. The K3E remains an open possibility, and may yet flow at good rates. In early 2006, we will acquire a 3D seismic survey over the whole structure, which will enable us to identify production ‘sweet spots’ in the McKee Sands, and to optimally place further production wells.” The 3D survey will also assist in mapping of the shallower Cheal oil field and in identifying further shallow Mt Messenger oil sands, as were encountered in the shallow section of the Cardiff-2 well.

Cheal Oil Field (Austral 36.5%, operator)

With the successful commissioning of the gas-engine generator set on the Cheal-A site, the Cheal-A4 well has now been restored to optimal oil production. The Cheal-1 well will also be tied in to the gas supply system to ensure back-up gas for the generator set and enable it to produce electricity at full capacity. The joint venture is to meet shortly to approve forward work including well work-over operations, site reconstruction for permanent production, Cheal-B site development, future development drilling and pipeline planning.

Oru-1 Exploration Well, PEP 38716 ( Austral 52.9%, operator)

Oru-1 has reached its TD of 1700 m (5,580 feet) and is now being prepared for electric logging.

Heaphy-1 Exploration Well, PEP 38746 (Austral 66.7%, operator)

This well-site is now being prepared in anticipation that the rig will move onto this location in the coming month.

Douglas-1 Exploration Well, PNG PPL 235 (Austral 35%, operator)

Site preparation is now well advanced, and shipping bookings made to move the rig and equipment from US to PNG. It is anticipated the well will spud in late January 2006

CONTACT: Investor Relations:
Tel: +1 561 837 8057 ext 2
Website: http://www.austral-pacific.com
Email: ir@austral-pacific.com

TSX Venture Exchange has neither approved nor disapproved the contents hereof. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.